UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    ) *

Vitality Biopharma, Inc.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

92849B107

(CUSIP Number)

Howard Groedel, 1660 West 2nd Street, Suite 1100, Cleveland, OH 44113 216.583.7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 22, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746(3-06)

CUSIP No. 92849B107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Joseph E. LoConti
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States
Number of shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,228,751
	8.	Shared Voting Power 4,146,382
	9.	Sole Dispositive Power 1,228,751
	10.	Shared Dispositive Power 4,146,382
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,375,133
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 14.0%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 92849B107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Tower IV LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Ohio
Number of shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 4,146,382
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 4,146,382
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,146,382
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 10.9%
14.	Type of Reporting Person (See Instructions) PN

Schedule 13D

Item 1. Security and Issuer.

This Schedule 13D relates to the common shares, par value $0.001 per share (“Common Shares”), of Vitality Biopharma, Inc. (the “Company”). The principal executive offices of the Company are located at 1901 Avenue of the Stars, 2nd Floor, Los Angeles, California 90067.

Item 2. Identity and Background.

This Schedule 13D is filed on behalf of Joseph E. LoConti (“Mr. LoConti”) and Tower IV LLC (“Tower IV”) as joint filers (collectively, the “Reporting Persons”). The business address of each of the Reporting Persons is 200 Park Avenue, Suite 400, Orange Village, Ohio 44122. Mr. LoConti is the Special Counsel of Evergreen/United Nations Insurance Agency, Inc., a provider of surety, payment and performance bonds, and is the sole manager of Tower IV, an investment entity. Mr. LoConti is a citizen of the United States of America. Tower IV is an Ohio limited liability company.

Neither of the Reporting Persons has, during the last five years: (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

On August 29, 2018, Mr. LoConti acquired 333,334 Common Shares pursuant to a Securities Purchase Agreement dated as of August 29, 2018 in consideration of $500,000. The Reporting Person used his personal funds for this purchase.

On October 22, 2018, (i) the Reporting Persons acquired 1,081,800 Common Shares of the Company pursuant to a Share Exchange Agreement entered to among the Company and the holders of all of the outstanding common stock of Summit Healthtech, Inc. (“Summit”) pursuant to which the Reporting Persons exchanged 540,900 shares of the common stock of Summit for 1,081,800 Common Shares of the Company and (ii) the Reporting Persons acquired 2,245,000 Common Shares of the Company pursuant to a Securities Purchase Agreement for a total consideration of $3,322,500. The Reporting Persons used Mr. LoConti’s personal funds for these purchases. In connection with these transactions, the Reporting Persons also received warrants to acquire an additional 2,048,333 Common Shares.

On October 23, 2018, Mr. LoConti purchased 30,000 Common Shares at $1.57 per share. Mr. LoConti used his personal funds for this purchase.

Item 4. Purpose of Transaction.

The Reporting Persons do not have any present plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, by-laws, or other instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of common stock of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a) Mr. LoConti has the sole power to vote and dispose of 1,228,751 Common Shares of the Company (which includes 491,667 Common Shares that he has the right to acquire within 60 days pursuant to outstanding Common Stock warrants), or approximately 3.2% of the total number of Common Shares outstanding as of the date of this Schedule 13D that includes the number of shares that may be obtained by the Reporting Persons upon exercise of their respective warrants.

(b) Mr. LoConti and Tower IV have the shared power to vote and dispose of 4,146,382 Common Shares of the Company (which includes 1,556,666 Common Shares which the Reporting Persons have the right to acquire within 60 days pursuant to outstanding Common Stock warrants), or approximately 10.8% of the total number of Common Shares outstanding as of the date of this Schedule 13D that includes the number of shares that may be obtained by the Reporting Persons upon exercise of their respective warrants.

(c) On October 23, 2018, Mr. LoConti purchased 30,000 Common Shares at $1.57 per share.

(d) No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares of the Company beneficially owned by the Reporting Persons.

(e). Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7. Material to be Filed as Exhibits.

Exhibit 1. Joint Filing Agreement.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: November 1, 2018

/s/ Joseph E. LoConti
Joseph E. LoConti

Tower IV LLC

By:	/s/ Joseph E. LoConti
Name:	Joseph E. LoConti
Its:	Manager